EXHIBIT 6.3

                         NEWRIDERS, INC.
               1040 East Herndon Avenue, Suite 102
                    Fresno, California  93720
                (209) 447-4557; FAX (209) 447-4553



July 2, 1997

Mr. John Martin
567 San Nicolas Drive, Suite 400
Newport Beach, California  92660

Dear John:

     Reference is made to my letter to you dated June 25, 1997 in which I invited you to become the interim Chief Executive Officer and Chairman of the Board of Directors of Newriders, Inc. (the "Company"). With the consent of the Board of Directors of the Company, by this letter ("Letter Agreement") I am formalizing the terms and conditions pursuant to which you have agreed to become interim Chief Executive Officer of the Company and the Chairman of its Board of Directors.

     We have agreed on the following terms and conditions:

     1.     Position:  Chairman of the Board and interim Chief Executive
Officer.

     2. Term: As Chief Executive Officer for the minimum amount of time necessary to locate and bear the cost of a suitable replacement, subject, however, to earlier termination by you at your option at any time after June 30, 1998; as Chairman of the Board, for a minimum of three years. The foregoing terms of office shall be subject to

Mr. John Martin
July 2, 1997
Page 2

earlier termination by the Company for "cause" (as defined below) and subject to earlier termination by you for "good reason" (as defined below).

     3. Base Salary: $250,000 annually during the period when you serve as either or both Chief Executive Officer and Chairman of the Board, with the salary being initially deferred until, in your judgment, the Company has sufficient cash flow to begin to pay your salary and all other executive salaries that have been deferred on a pro rata basis. A list of the other deferred executive salaries as of the date hereof and projected into the future has been provided to you.

     4. Expense Reimbursement: While serving as either Chief Executive Officer or Chairman of the Board and, so long as you maintain an office separate from that of the Company headquarters, you will be entitled to reimbursement on a current basis for remote office expenses of $85,000 per year in addition to reimbursement for specific business expenses reasonably incurred on behalf of the Company.

     5. Lack of Exclusivity: The Company recognizes that you are presently involved in substantial other business activities, and anticipate becoming involved in yet additional business activities while serving as interim Chief Executive Officer or as Chairman of the Board of the Company. Notwithstanding that these other business

Mr. John Martin
July 2, 1997
Page 3


activities may compete for your time, the Company agrees that you may in your discretion devote as much of your time as you determine in business activities other than that of serving as an officer of the Company. The Company further recognizes that your other business interests may involve or relate to restaurants (although not motorcycle theme restaurants) and that other business opportunities involving the restaurant business may become available to you; you will not have any obligation to make such opportunities available to the Company. The Company hereby waives any and all rights and claims which it may otherwise have as a result of your engaging in any such activities or pursuing such opportunities.

     6. Benefits: You have informed the Company that you anticipate being covered by health insurance, disability insurance and life insurance through other arrangements which are being provided to you and which are expected to continue through August 1, 2000. You have agreed that so long as such benefits are provided to you, the Company shall not be required to provide any such benefits.

     7. Stock Options: Upon your execution of this Letter Agreement, the Company agrees to issue to you options to purchase 1,500,000 shares of Newriders, Inc. common stock for an option price of $2.50 per share (the "Options"). The Options will vest in five increments of 300,000 shares each, upon the date on which the Company's total market capitalization reaches the following levels:

Mr. John Martin
July 2, 1997
Page 4


Total Market Capitalization                                Option Increment
-----------------------------------------------------------------------------
            $  150,000,000                                   300,000
               300,000,000                                   300,000
               500,000,000                                   300,000
               750,000,000                                   300,000
               1,000,000,000                                 300,000

     The Options shall be subject to the following additional terms:

     a. Any vested Options will be exercisable by you (or your successors by the laws of descent and distribution) in whole or in part for a period of ten (10) years following the date on which they vest, whether or not you remain as an officer or director of the Company.

     b. If you complete the minimum required term as interim Chief Executive Officer and as Chairman of the Board (or terminate your position early for "good reason") then whether or not you are still serving as Chief Executive Officer or Chairman of the Board of the Company, the Options will vest in you upon attainment by the Company of the above stated market capitalization levels. For example, if four years from the date hereof, having completed your agreed upon term as interim Chief Executive Officer and Chairman of the Board of Directors, the Company achieves a total market capitalization of $500,000,000 your option to purchase which previously would have vested) will become fully vested and you will have ten years from that date within which to exercise your option. If, prior to completion of

Mr. John Martin
July 2, 1997
Page 5

the minimum required term (set forth in paragraph 2 hereof), you voluntarily terminate (without "good reason") your position as either interim Chief Executive Officer or Chairman of the Board or are terminated from either of said positions for "cause", any unvested Options shall thereupon terminate and be of no further force or effect.

     c. Unless prohibited by applicable securities laws, the Options shall become subject to registration on the initial form S-8 filed by the Company.

     d. In the event the Company becomes a party to a "change in control agreement" (as defined below), all of the unvested options shall become immediately vested; upon such vesting, the Company shall, at its election, either (i) permit you to purchase any or all of the shares covered by the Options concurrent with the consummation of the change in control agreement in which you will be entitled to participate, (ii) purchase or cause the purchase of the Options for an amount equal to the difference obtained by subtracting the exercise price of the Options from the fair market value of the shares which are the subject of the Options on the date of closing of such change in control agreement, or (iii) if the other party to the change in control agreement is a public corporation with a market capitalization of at least $1 billion, arrange for equivalent fully vested options

Mr. John Martin
July 2, 1997
Page 6

(without restrictions on the resale of shares obtained upon exercise of such Options) to be issued by the other party to the change in control agreement. A "change in control agreement" refers to an agreement which provides for a merger or consolidation to which the Company is a party and following the consummation of which the shareholders of the Company immediately prior to such transaction do not own a majority of the outstanding shares of common stock of the Company, or any other sale of the majority of the outstanding shares of the common stock of the Company, or the transfer of all or substantially all of the assets of the Company, or the Company's liquidation or dissolution. The provisions of this section 7d shall also apply to any other unvested and/or vested Options which you may hold with respect to the common stock of the Company.

     e. In addition to any other methods of exercise which may be provided for generally in any stock option plan the Company may adopt, after a period of two years from your commencing to be a director (or sooner, if sooner provided for other participants in the stock option plan adopted by the Company), you will be entitled to exercise the Options in whole or in part by either (i) using existing shares of the Company's common stock, meaning that you may deliver common shares of the Company already owned by you with an aggregate fair market value on the date of exercise equal to the purchase price and/or (ii) effecting a


Mr. John Martin
July 2, 1997
Page 7

"cashless exercise," meaning that you may surrender the Options and receive a number of shares of common stock equal to the full number of shares of common stock subject to the surrendered Options less that number of shares having an aggregate fair market value on the date of exercise equal to the purchase price.

     f. The Options shall be subject to standard anti-dilution provisions which shall be the same as those contained in the Company's stock option plan when adopted.

     For purposes of this Letter Agreement, "good reason" shall mean any of the following:

     (1) Your failure to be re-elected to the Board of Directors or removal from the Board of Directors by action of the shareholders of the Company.

     (2) Failure of the Company to implement and follow agreed upon policies of corporate governance.

     (3) Failure of the Company to make substantial progress in implementing its business plan as set forth in the Form 10 filed with the Securities and Exchange Commission or as otherwise modified by the Board of Directors of the Company.

Mr. John Martin
July 2, 1997
Page 8

     (4) There is internal discord among the members of the Board of Directors and policies material to the conduct of business of the Company are adopted by the Board which are opposed by you.

     (5) There is a material adverse change in the business or financial condition of the Company or its business prospects.

     (6) The Company is sued or otherwise engages in business activity which in your judgment exposes members of the Board of Directors to personal liability not covered by insurance.

     (7)     The Company shall engage in activities in violation of law.

     (8) The Company shall fail to maintain in effect directors and officers liability insurance in an amount of $20,000,000 (subject to a retention of $250,000), and subject to other terms and conditions and exclusions acceptable to you.

     (9)     The Company shall breach the terms of this Letter Agreement.

Mr. John Martin
July 2, 1997
Page 9

     For purposes of this Letter Agreement, "cause" shall mean:

     (1) Your conviction of, or entry of a plea of guilty or nolo contenders for any felony crime involving moral turpitude.

    (2) Your commission of any act of dishonesty or fraud which is materially detrimental to the Company's business or goodwill.

     (3) Your willful failure or refusal to perform your duties as required by this Letter Agreement.

     Any dispute which may arise with respect to this Letter Agreement shall be resolved by arbitration to be conducted in Orange County, California pursuant to the provisions of California Civil Code of Procedure 1280 et seq. The prevailing party in any such proceeding shall be entitled to recover its attorneys fees, in addition to its costs in the proceeding.

                                   Very truly yours,

                                   /s/ Michael Purcell

                                   MICHAEL PURCELL,
                                   President and Chief
                                   Executive Officer of
                                   NEWRIDERS, INC.


AGREED AND ACCEPTED THIS
8TH DAY OF JULY, 1997:


/s/ John E. Martin
________________________
JOHN MARTIN